FILE NO. 70-09543


                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549
                     ------------------------------------------------
                                      AMENDMENT NO. 1
                                           TO
                                        FORM U-1
                                  APPLICATION/DECLARATION
                                         UNDER
                          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     NORTHEAST UTILITIES                     SELECT ENERGY, INC.
     174 Brush Hill Avenue                   NORTHEAST GENERATION SERVICES
     West Springfield, MA 01090-0010              COMPANY
                                              107 Selden Street
                                              Berlin, CT  06037

                    (Name of companies filing this statement and
                       addresses of principal executive offices)

                                 NORTHEAST UTILITIES
                       (Name of top registered holding company)

                                Cheryl W. Grise, Esq.
              Senior Vice President, Secretary and General Counsel
                    Northeast Utilities Service Company
                                P.O. Box 270
                     Hartford, Connecticut  06141-0270
                    (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

David R. McHale                           Jeffrey C. Miller, Esq.
Vice President and Treasurer              Assistant General Counsel
Northeast Utilities                       Northeast Utilities
Service Company                           Service Company
P.O. Box 270                              P.O. Box 270
Hartford, Connecticut                     Hartford, Connecticut
06141-0270                                06141-0270



     The Application/Declaration in this File is hereby amended by the filing of the following exhibits:

     g    Financial Data Schedule

          (b)   Financial Statements

     1.   Northeast Utilities

          1.1    Balance Sheet, per books and pro forma, as of June 30, 1999.

          1.2 Statement of Income, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.

    *2.   Northeast Generation Services Company

          2.1    Balance Sheet, per books and pro forma, as of June 30, 1999.

          2.2 Statement of Income, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.

*To be filed by amendment.


                                    SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  September 16, 1999

     NORTHEAST UTILITIES
     NORTHEAST GENERATION SERVICES COMPANY
     SELECT ENERGY, INC.

     By: /s/ David R. McHale
     Name:   David R. McHale
     Title: Vice President and Treasurer